Atna Purchases Cameco Interest in Marg Property, Yukon

Vancouver, B.C. (September 16, 2004) Atna is pleased to announce that it has purchased Cameco’s 32% interest in the Marg Joint Venture in the Yukon for a cash payment of $80,000. Acquisition of Cameco’s interest consolidates a 100 percent interest in the Marg property under Atna’s sole ownership. The consolidated ownership will enable Atna to more effectively seek partners and development opportunities to advance the project.

Marg is a volcanogenic massive sulphide deposit adjacent to the prolific formerly producing United Keno Hill silver mines in the Mayo district in the central Yukon. A calculation carried out in January 1997 by J.P.Franzen, P.Eng. estimates the Marg deposit to contain a resource of 4,100,000 tonnes grading 62.7 gpt silver, 0.98 gpt gold, 1.76% copper, 4.6% zinc, and 2.46% lead.

Atna Resources Ltd. is a well-financed, generative exploration company with a growing portfolio of highly prospective gold properties in Nevada. Presently, a number of these projects are optioned to other exploration companies. Atna has optioned the Pinson project, which is an extraordinary opportunity for short-term discovery and development of a high-grade underground gold resource. Atna owns copper and precious metal prospects in Chile, the Marg and Wolf polymetallic deposits in the Yukon, and a precious metals royalty on the Wolverine high-grade Ag-Au-Zn-Cu-Pb massive sulphide deposit, in the Yukon.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Manager, Investor Relations / Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com